

June 22, 2012

Via E-Mail
Paul E. Singer
General Partner
Elliott Associates, L.P.
40 West 57th Street
New York, NY 10019

>   **Re: BMC Software, Inc.**
>   **Soliciting Material on Schedule 14A**
>   **Filed on June 20, 2012 by Elliott Associates, L.P. et al.**
>   **File No. 001-16393**

Dear Mr. Singer:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit A

1.   You state in the second paragraph of your letter to stockholders that BMC's stock price as compared to its peers has been weak "over just about any relevant time period." Please specify the periods to which you refer. Further, revise your disclosure in the right column on page 19 of Exhibit B to explain why a five or ten year period is irrelevant and self-serving.

Exhibit B

Operational Improvements, page 6

2.   You disclose non-GAAP financial measures here and on page 23. Please revise to comply with Item 10(e) of Regulation S-K, or advise.

Separation of Business Segments, page 10

3.   We note your statement that the "opportunity exists to perform a leveraged capital
        return." We also note your disclosure on page 12 regarding "LTM Net Debt / EBITDA
        at serviceable levels." Please clarify in your disclosure how you considered the impact of
        additional leverage on the company's debt capital cost and the effect on its credit rating
        and ability to grow by impairing its ability to make acquisitions.

4.   The table at the bottom of page 10 indicates that BMC could realize a premium of 17% -
        46%. The inclusion of asset valuations in proxy materials is only appropriate and
        consistent with Rule 14a-9 when made in good faith and on a reasonable basis. Please
        advise, with a view toward disclosure, how you determined that the company can realize
        such a premium. In addition, please advise what consideration you gave to providing
        disclosure which facilitates an understanding of the basis for and the limitations on the
        projected realizable values. Refer to SEC Release No. 34-16833 (May 23, 1980).

Strategic and Operational Review, page 14

5.   Please clarify your statement in the last bullet point to indicate the nature of the contacts,
        including the level of commitment expressed by the third parties.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of
all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the
disclosures they have made.

        In responding to our comments, please provide a written statement from each filing
person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United States.

Please contact Gabriel Eckstein at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Steven J. Williams
        Paul, Weiss, Rifkind, Wharton & Garrison LLP